October 26, 2023

VIA EDGAR

Frank Wyman and Li Xiao

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Fortress Biotech, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 31, 2023

Form 8-K furnished May 15, 2023

Form 10-Q for Quarterly Period Ended June 30, 2023

Filed August 14, 2023

File No. 001-35366

Frank Wyman and Li Xiao:

We are writing to respond to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated September 27, 2023 (the “Response Letter”), relating to the Fortress Biotech, Inc. (“we”, "Fortress", or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023 (the “Form 10-K”), the Current Report on Form 8-K furnished on May 15, 2023 (the “Form 8-K”), and the Quarterly Report on Form 10-Q for period ended June 30, 2023 filed on August 14, 2023 (the “Form 10-Q”).

For ease of review, we have set forth below the numbered comment of the Response Letter in bold type, followed by the Company’s response thereto.

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Non-Controlling Interests, page F-16

1.

We acknowledge the information provided in your response to prior comment 1 but continue to have difficulty in understanding your basis for determining the allocation of net losses to the non-controlling interests. Please explain in greater detail how you determine ownership interest and allocate net losses to the non-controlling interests for your partner companies. In this regard, provide examples demonstrating how you determined the non-controlling ownership percentage and associated net loss attributable to non-controlling interests for each of your public partner companies based on publicly reported operating results and ownership percentages for each year, as disclosed on page F-33. Provide revised disclosure to be included in future filings.

Response to Comment:

The Company acknowledges the Staff’s comment and respectfully advises that the Company’s approach to determining the Company’s ownership interest for the purpose of allocating net losses to non-controlling interests of partner companies is based on the Company’s ownership percentage derived from dividing (a) Fortress-held shares in the partner company (the numerator) by (b) the total shares outstanding in the respective partner company (the denominator).  Fortress-held shares in its partner companies comprises common, and/or Class A common or preferred shares, as issued by the partner company, and are included in the ownership calculation. Common, Class A common, and preferred shares all share the same residual economic interest in the underlying entity. The Class A common and preferred shares, if issued, are convertible at Fortress’ election on a 1:1 basis into common stock (with adjustments for stock splits) and upon conversion would have the same voting rights as the common stock.   Only preferred stock and Class A common stock held by Fortress have majority voting rights, which rights would terminate upon conversion into common stock.

The resulting percentage provides the basis for the Company’s ownership interest for the purpose of calculating non-controlling interests, which is the result of 100% minus the Company’s ownership interest. The calculation and allocation to non-controlling interests is performed on a quarterly basis.  The two primary components of the calculation, (a) and (b), may potentially change on a quarter-by-quarter basis: (a) may vary if Fortress acquires additional shares or disposes of shares in the partner company and (b) may vary if the partner company issues additional shares, including to Fortress. The Company allocates the partner companies’ net loss/income to the non-controlling interest on a quarterly basis, and the calculation of non-controlling ownership interest percentage for the net loss/gain allocation is determined as the average of the prior quarter and the current quarter’s non-controlling ownership interest.

Please see Exhibit A for detail to the calculation of the non-controlling ownership interest of the public partner companies of Fortress. Revised disclosure to be included in future filings will include additional detail as to how the non-controlling ownership percentage is calculated.

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

Example of disclosure for future filings is set forth below:

Footnote 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s unaudited condensed consolidated financial statements include the results of the Company’s subsidiaries for which it has voting control but does not own 100% of the outstanding equity of the subsidiaries. For consolidated entities where the Company owns less than 100% of the subsidiary, but retains voting control, the Company records net loss attributable to non-controlling interests in its consolidated statements of operations and presents non-controlling interests as a component of stockholders’ equity on its consolidated balance sheets. All intercompany income and/or expense items are eliminated entirely in consolidation prior to the allocation of net gain/loss attributable to non-controlling interest, which is based on ownership interests as calculated quarterly for each subsidiary.

Non-Controlling Interests

The Company records net loss attributable to non-controlling interests in its consolidated statements of operations and presents non-controlling interests as a component of stockholders’ equity on its consolidated balance sheets. All intercompany income and/or expense items are eliminated entirely in consolidation prior to the allocation of net gain/loss attributable to non-controlling interest, which is based on a quarterly calculation of ownership interests for each relevant subsidiary.

Subsidiary preferred shares and Class A common shares, if issued, are included in the ownership calculation on a 1:1 basis consistent with how the relevant contractual agreements provide for the allocation and distribution of earnings.  These shares, if issued, are convertible at Fortress’ election on a 1:1 basis into common stock (with adjustments for stock splits, if any) and upon conversion would have the same voting rights as the common stock.  Only preferred stock and Class A common stock held by Fortress have majority voting rights, which rights would terminate upon conversion into common stock.

The Company allocates the subsidiaries’ net loss/income to the non-controlling interest on a quarterly basis, and the calculation of non-controlling interest ownership percentage is determined as the average of the prior quarter and the current quarter’s non-controlling ownership interest.

The Company continually assesses whether changes to existing relationships or future transactions may result in the consolidation or deconsolidation of subsidiaries and/or partner companies.

17. Related Party Transactions, page F-47

2.

We acknowledge the information provided in your response to prior comment 3, which does not appear to have addressed your obligations as Indemnitor of potential losses or liabilities that may be experienced by your partner companies, their partners or investors, as discussed on pages 37-38. In this regard, please provide a detailed description and quantification of your obligations as Indemnitor for each partner company with reference to supporting legal agreements as applicable. Provide revised disclosure to be included in future filings.

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

Response to Comment:

The Company acknowledges the Staff’s comment and respectfully advises that in future filings the Company will provide supplementary disclosures with descriptions and quantifications of our obligations as indemnitor for each partner company or subsidiary, as applicable. Currently, the only applicable supplementary disclosure related to such obligations relate to our former subsidiary, Caelum Biosciences, Inc.; sample disclosure to be included in future filings is as set forth below:

University of Tennessee Research Foundation v. Caelum Biosciences, Inc.

Caelum Biosciences, Inc. (“Caelum”), a former subsidiary of Fortress that was sold to AstraZeneca’s Alexion (“Alexion”) in October 2021, is the defendant in a lawsuit brought by The University of Tennessee Research Foundation (“UTRF”) captioned as University of Tennessee Research Foundation v. Caelum Biosciences, Inc., No. 19-cv-00508, which is pending in the United States District Court for the Eastern District of Tennessee (the “UTRF Litigation”).  UTRF brought claims against Caelum, for, inter alia, tortious interference and trade secret misappropriation.  UTRF primarily alleges that Caelum unauthorizedly used non-patent trade secrets owned by UTRF in the development of Caelum’s 11-1F4 monoclonal antibody, known as CAEL-101.  Under the agreement pursuant to which Alexion acquired Caelum (as amended, the “DOSPA”), Fortress has indemnification obligations of Caelum under certain circumstances, including for certain of Caelum’s legal expenses and potential damages arising out of the UTRF Litigation (with such indemnification capped in the aggregate as to Fortress at the amount of Caelum acquisition proceeds received by Fortress and which, at Caelum’s election, may be satisfiable in the form of offsets against future amounts that Caelum may owe Fortress under the DOSPA).  Caelum is defending the UTRF Litigation, with Fortress participating in such defense and maintaining a consent right over any potential settlements.  Caelum’s legal fees and costs in defending the UTRF Litigation are being reimbursed by Fortress by distribution from a $15 million escrow account established concurrently with the acquisition of Caelum; Fortress considers the amount remaining in escrow to be in excess of the amount of its anticipated out-of-pocket indemnifiable costs and damages in the UTRF Litigation and therefore has not accrued any liability pertaining to this indemnity.  Caelum and Fortress both believe the UTRF Litigation is without merit and intend to continue defending it vigorously (including exhausting all appeals if applicable).  Caelum’s motion for summary judgment is currently pending, and a trial is scheduled for March 2024 with respect to any of UTRF’s claims that may survive summary judgment.

Form 8-K dated May 15, 2023

Exhibit 99.1

Use of Non-GAAP Financial Measures, page F-50

We acknowledge the information provided in your response. Non-GAAP adjustments that eliminate net losses attributable to four of your public partner companies, which are consolidated entities, represent the application of individually tailored recognition principles. Further, we refer to the non-GAAP adjustment made in 2021 labeled “Realization in Caelum investment,” which appears to represent cash proceeds from the sale of Caelum. Comingling cash and accrual basis of accounting also represents the application of individually tailored recognition principles. Please confirm that you will no longer present these adjustments in future filings.

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

Response to Comment:

The Company acknowledges the Staff’s comment and confirms that the Company will no longer present non-GAAP financial measures with the adjustments for our partner companies as previously shown. The Company also respectfully advises that in the future, the Company may present revised non-GAAP measures, but will do so in a manner that does not represent the application of individually tailored recognition principles and that otherwise complies with Item 10(e) of Regulation S-K and Regulation G, as applicable.

Form 10-Q for Quarterly Period Ended June 30, 2023

Notes to Unaudited Condensed Consolidated Financial Statements

3. Collaboration and Stock Purchase Agreements

Aevitas, page 11

4. Please explain the nature of obligations represented by the "write-off of balance due Fortress" totaling $13.09 million, why this amount was forgiven and its relationship to net liabilities impacted by the deconsolidation of $13.03 million. In addition, describe the expected future business activities of Aevitas represented by the "interest retained" of $2.58 million and explain your consideration of criteria for discontinued operations in reporting this deconsolidation. Revise your disclosure accordingly.

Response to Comment:

The Company acknowledges the Staff’s comment and respectfully advises that the nature of Aevitas’ obligations of $13.09 million relates to funding and services provided by Fortress since the inception of Aevitas; these amounts previously eliminated in consolidation and did not have an impact on the “net liabilities” of the Company and were forgiven as part of the corporate transactions entered into by Aevitas and Fortress in connection with the Asset Purchase Agreement with 4D Molecular Therapeutics (“4DMT”), under which 4DMT acquired Aevitas’ only asset: proprietary rights to a technology in preclinical development. Pursuant to the agreements into which Fortress and Aevitas entered in connection with the 4DMT Asset Purchase Agreement, Fortress converted its majority voting preferred stock into Aevitas common stock.  Following such conversion, Fortress no longer held either a majority of the economic interests in, or control over the stockholder vote of, Aevitas and therefore deconsolidated the now-former subsidiary.

The “interest retained” of $2.58 million is the fair value of the Aevitas shares that we continue to hold as of the date presented.  The fair value is based on the risk-adjusted present value of the potential cash payments totaling up to approximately $140 million related to the completion of certain potential development and commercial milestones related to the continued development of the asset by 4DMT. Any such payments and associated rights to such payments are to Aevitas, of which Fortress and other shareholders continue to hold ownership interests.

In future filings we will revise our disclosure to clarify, in accordance with ASC 810-10-50-1B, that the fair value of the interest retained is based on  the risk-adjusted present value of the potential cash payments totaling up to approximately $140 million related to the completion of certain potential development and commercial milestones related to the continued development of the asset by 4DMT, including that 4DMT is not a related party and that they have assumed all ongoing costs to further develop the technology.   To better

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

clarify the consolidated impact, we plan to remove the initial table, and in the second table, will remove the lines: “net liabilities deconsolidated” $13,033 and “write-off of balance due Fortress” $(13,096).

In considering the criteria for treating this asset sale as discontinued operations, a disposal needs to represent a strategic shift in the Company’s business that has a major effect on an entity’s operations and financial results.   The Company continues to actively develop and commercialize pharmaceutical and biotechnology products and product candidates with our other partner companies and subsidiaries; accordingly, this transaction does not have a major effect on our operations.

The sale of the Aevitas asset does not represent a discontinued operation for Fortress, as Fortress continues to engage in the development of biotechnology products and product candidates, through both Fortress itself and its partner companies and subsidiaries.

⁕⁕⁕

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

Should any member of the Staff have questions regarding our responses to the comments set forth above or need additional information, please do not hesitate to call me at (212) 574-2810. Thank you for your assistance in this matter.

Very truly yours,

/s/ David Jin
David Jin
Chief Financial Officer

cc (electronic):	Sam Berry, General Counsel
Rakesh Gopalan, McGuireWoods LLP

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

Exhibit A: Calculation of Non-controlling Ownership Percentages of the public partner companies of Fortress Biotech, Inc.

NCI calculation for Mustang Bio (MBIO)	As of:
	3/31/2022	6/30/2022	9/30/2022	12/31/2022
Mustang's total shares outstanding by class of stock:
Common[1]	100,287,838	104,511,195	106,427,767	106,501,663
Common A1,2	845,385	845,385	845,385	845,385
Preferred[1]	250,000	250,000	250,000	250,000
Total Mustang Shares Outstanding	101,383,223	105,606,580	107,523,152	107,597,048

Detail to Mustang Shares held by Fortress:
Common	18,714,813	18,799,020	19,816,625	19,823,612
Preferred	250,000	250,000	250,000	250,000
Total Shares held by Fortress	18,964,813	19,049,020	20,066,625	20,073,612

Fortress ownership %[3]	18.7%	18.0%	18.7%	18.7%
Mustang non-controlling ownership % at period end[4,5]	81.3%	82.0%	81.2%	81.3%
Average non-controlling ownership % for the quarter	81.7%	81.9%	81.5%	81.4%

Net loss attributable to non-controlling interests calculation:	For the Quarter Ended:
	3/31/2022	6/30/2022	9/30/2022	12/31/2022	Total 2022
Amounts in (000s)
Mustang net loss[1]	$(19,795)	$(19,099)	$(18,997)	$(19,634)	$(77,525)
Intercompany eliminations[6,1]	1,073	325	268	1,358	3,024
Mustang net loss as adjusted	$(18,722)	$(18,774)	$(18,729)	$(18,276)	$(74,501)
Average non-controlling ownership % for the quarter	81.7%	81.9%	81.5%	81.4%
Net loss attributable to non-controlling interests	$(15,305)	$(15,367)	$(15,273)	$(14,885)	$(60,830)
FBIO 10-K NCI disclosure					(60,821)
Immaterial variance					(9)

Note 1:  As disclosed in Mustang’s 10-Q/10-K filings; all stock classes share the same residual economic interest.

Note 2:  Mustang has an additional class of outstanding stock called “Class A Common Stock,” 100% of which is held by a single third-party entity (not Fortress).  Mustang’s Class A Common Stock carries the same rights and preferences (with the same per share voting power) as Mustang’s common stock, with the exception that the holders of a majority of the shares of Class A Common Stock are, voting as a separate class and until March 2025, entitled to appoint a single director to the Mustang board.  To date, no such director has been appointed.

Note 3:  Calculated as (Total Shares held by Fortress / Total Mustang Shares Outstanding).

Note 4:  Calculated as (1 - Fortress ownership %).

Note 5:  Included in tabular disclosure in FBIO's 10-Q/10-K filings.

Note 6:  Inclusive of Management Services Agreement Fee, Payment-in-Kind (PIK) dividend, and Equity fee paid on financing proceeds.

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

NCI calculation for Checkpoint Therapeutics (CKPT)	As of:
	3/31/2022[1]	6/30/2022[1]	9/30/2022[1]	12/31/2022
Checkpoint's total shares outstanding by class of stock:
Common[2]	8,380,124	8,490,575	8,584,432	9,586,683
Class A Common[2]	700,000	700,000	700,000	700,000
Total Checkpoint Shares Outstanding	9,080,124	9,190,575	9,284,432	10,286,683

Detail to Checkpoint Shares held by Fortress:
Common	1,087,491	1,088,900	1,091,030	1,134,806
Class A Common	700,000	700,000	700,000	700,000
Total Shares held by Fortress	1,787,491	1,788,900	1,791,030	1,834,806

Fortress ownership %[3]	19.7%	19.5%	19.3%	17.8%
Checkpoint non-controlling ownership % at period end[4,5]	80.3%	80.5%	80.7%	82.2%
Average non-controlling ownership % for the quarter	80.7%	80.6%	80.7%	81.4%

Net loss attributable to non-controlling interests calculation:	For the Quarter Ended:
	3/31/2022	6/30/2022	9/30/2022	12/31/2022	Total 2022
Amounts in (000s)
Checkpoint net loss[2]	$(16,848)	$(14,142)	$(10,612)	$(21,022)	$(62,624)
Intercompany eliminations[6,2]	321	142	151	2,189	2,803
Checkpoint net loss as adjusted	$(16,527)	$(14,000)	$(10,461)	$(18,833)	$(59,821)
Average non-controlling ownership % for the quarter	80.7%	80.6%	80.7%	81.4%
Net loss attributable to non-controlling interests	$(13,344)	$(11,289)	$(8,439)	$(15,334)	$(48,406)
FBIO 10-K NCI disclosure					(48,406)
variance					(0)

Note 1:  Presentation of shares outstanding retroactively adjusted for Checkpoint's 1:10 reverse stock split effective 12/6/2022.

Note 2:  As disclosed in Checkpoint's 10-Q/10-K filings; all stock classes share the same residual economic interest.

Note 3:  Calculated as (Total Shares held by Fortress / Total Checkpoint Shares Outstanding).

Note 4:  Calculated as (1 - Fortress ownership %).

Note 5:  Included in tabular disclosure in FBIO's 10-Q/10-K filings.

Note 6:  Inclusive of Management Services Agreement Fee, Payment-in-Kind (PIK) dividend, and Equity fee paid on financing proceeds.

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

NCI calculation for Avenue Therapeutics (ATXI)	As of:
	3/31/2022[1]	6/30/2022[1]	9/30/2022	12/31/2022
Avenue's total shares outstanding by class of stock:
Common[2]	1,475,652	1,475,652	1,481,439	4,773,816
Preferred[2,3]	16,666	16,666	16,666	16,666
Total Avenue Shares Outstanding	1,492,318	1,492,318	1,498,105	4,790,482

Detail to Avenue Shares held by Fortress:
Common	239,339	239,339	239,339	239,339
Preferred	16,666	16,666	16,666	16,666
Total Shares held by Fortress	256,005	256,005	256,005	256,005

Fortress ownership %[4]	17.2%	17.2%	17.1%	5.3%
Avenue non-controlling ownership % at period end[5,6]	82.8%	82.8%	82.9%	94.7%
Average non-controlling ownership % for the quarter	81.3%	82.1%	82.5%	88.6%

Net loss attributable to non-controlling interests calculation:	For the Quarter Ended:
	3/31/2022	6/30/2022	9/30/2022	12/31/2022	Total 2022
Amounts in (000s)
Avenue net loss[2]	$(2,861)	$(604)	$(662)	$575	$(3,552)
Intercompany eliminations[2,7]	—	—	—	599	599
Avenue net loss as adjusted	$(2,861)	$(604)	$(662)	$1,174	$(2,953)
Average non-controlling ownership % for the quarter	81.3%	82.1%	82.5%	88.6%
Net loss attributable to non-controlling interests	$(2,325)	$(496)	$(546)	$1,040	$(2,327)
FBIO 10-K NCI disclosure					(2,355)
Immaterial variance[6]					28

Note 1:  Presentation of shares outstanding retroactively adjusted for Avenue's 1:15 reverse stock split effective 9/23/2022.

Note 2:  As disclosed in Avenue's 10-Q/10-K filings; all stock classes share the same residual economic interest.

Note 3:  Avenue's preferred shares convert on a 1:15 basis into common shares.

Note 4:  Calculated as (Total Shares held by Fortress / Total Avenue Shares Outstanding).

Note 5:  Calculated as (1 - Fortress ownership %).

Note 6:  Included in tabular disclosure in FBIO's 10-Q/10-K filings. 9/30/22 incorrectly presented as 81.8%, and 12/31/2022 incorrectly presented as 89.9%.

Note 7:  Inclusive of Management Services Agreement Fee, Payment-in-Kind (PIK) dividend and Equity fee paid on financing proceeds.

Frank Wyman and Li Xiao

Securities and Exchange Commission

October 26, 2023

NCI calculation for Journey Medical (DERM)	As of:
	3/31/2022	6/30/2022	9/30/2022	12/31/2022
Journey's total shares outstanding by class of stock:
Common[1]	11,318,344	11,556,493	11,642,659	11,765,700
Class A Common[1]	6,000,000	6,000,000	6,000,000	6,000,000
Total Journey Shares Outstanding	17,318,344	17,556,493	17,642,659	17,765,700

Detail to Journey Shares held by Fortress:
Common	4,110,467	4,110,467	4,110,467	4,110,467
Class A Common	6,000,000	6,000,000	6,000,000	6,000,000
Total Shares held by Fortress	10,110,467	10,110,467	10,110,467	10,110,467

Fortress ownership %[2]	58.4%	57.6%	57.3%	56.9%
Journey non-controlling ownership % at period end[3,4]	41.6%	42.4%	42.7%	43.1%
Average non-controlling ownership % for the quarter	41.6%	42.0%	42.6%	42.9%

Net loss attributable to non-controlling interests calculation:	For the Quarter Ended:
	3/31/2022	6/30/2022	9/30/2022	12/31/2022	Total 2022
Amounts in (000s)
Journey net loss[1]	$(1,378)	$(7,528)	$(10,080)	$(10,642)	$(29,628)
Average non-controlling ownership % for the quarter	41.6%	42.0%	42.6%	42.9%
Net loss attributable to non-controlling interests	$(573)	$(3,163)	$(4,289)	$(4,565)	$(12,590)
FBIO 10-K NCI disclosure					(12,458)
Immaterial variance[4]					(132)

Note 1:  As disclosed in Journey's 10-Q/10-K filings; all stock classes share the same residual economic interest.

Note 2:  Calculated as (Total Shares held by Fortress / Total Journey Shares Outstanding).

Note 3:  Calculated as (1 - Fortress ownership %).

Note 4:  Included in tabular disclosure in FBIO's 10-Q/10-K filings. 6/30/22 incorrectly presented as 50.9%, and 12/31/2022 incorrectly presented as 43.7%.